SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of December 2002 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F                               Form 40-F     X
                      -----------                             -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                     No     X
                 -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Transfers Teleglobe Inc. Shares


    MONTREAL, Dec. 31 /CNW Telbec/ - BCE Inc. (TSX, NYSE: BCE) today announced that it has transferred all of the issued and outstanding shares in Teleglobe Inc. to 6038441 Canada Inc., a wholly owned subsidiary of Ernst & Young Inc.
    The shares, being 255,188,014 common shares and 40,000,000 fourth series preferred shares in the capital of Teleglobe, were sold by BCE and certain affiliates for nominal consideration on December 31, 2002. The sale was approved by the Ontario Superior Court of Justice on November 25, 2002.
    Ernst & Young Inc. is the court appointed Monitor with respect to the proceedings relating to Teleglobe under the "Companies' Creditors Arrangement Act".

    BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry - CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.




-30-

For further information: Don Doucette, Communications, (514) 786-3924, Web site: www.bce.ca or George Walker, Investor Relations, (514) 870-2844

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BCE Inc.



                                  (Signed Michael T. Boychuk)
                      -----------------------------------------------------
                                        Michael T. Boychuk
                         Senior Vice-President and Corporate Treasurer





                                    Date: January 6, 2003